UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2014

VAPORIN INC.

(Exact name of registrant as specified in its charter)

Delaware	000-55132	45-5215796
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

4400 Biscayne Boulevard

Miami, FL 33137

(Address of Principal Executive Office) (Zip Code)

(305) 576-9298

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 17, 2014, Vaporin, Inc. (“Vaporin”) and Vapor Corp. (“Vapor”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of Vaporin by Vapor. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Vaporin will be merged with and into Vapor (the “Merger”). Following the Merger, current shareholders of Vaporin common and preferred stock will own 45% of the outstanding shares of common stock of the combined company. Because the number of shares of Vapor’s common stock to be issued to Vaporin shareholders in the Merger is based on the number of shares of Vapor’s common stock issued and outstanding immediately prior to the effective time of the Merger, the exact number of shares of Vapor’s common stock that Vaporin shareholders will receive in the Merger cannot be precisely determined until the closing date of the Merger. The options and warrants to acquire Vaporin common stock that are issued and outstanding as of the effective time of the Merger, as well as 910,000 restricted stock units which are exchangeable for Vaporin common stock, will be assumed by Vapor in the Merger and the number of shares issuable under such securities shall be adjusted to give effect to the Per Share Merger Consideration (as defined in the Merger Agreement which is attached to this Form 8-K as Exhibit 2.1).

Vaporin and Vapor have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, each of Vaporin and Vapor is required, among other things, to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the closing of the Merger. In addition, neither Vaporin nor Vapor may solicit alternative business combination transactions and, subject to certain exceptions, may not engage in discussions or negotiations regarding any alternative business combination transaction.

Completion of the Merger is subject to certain conditions, including, among others: (i) approval of the issuance of the shares to Vaporin shareholders and approval of the Merger by Vapor shareholders, (ii) approval of the Merger by Vaporin shareholders, (iii) the absence of any court order, law, or rule prohibiting the completion of the Merger, (v) the registration statement on Form S-4 used to register the Vapor common stock to be issued as consideration for the Merger having been declared effective by the Securities and Exchange Commission (“SEC”), (v) the listing of the Vapor common stock to be issued to Vaporin security holders in the Merger having been authorized, (vi) the raising of $3.5 million in an equity financing and (vii) Vapor must have received commitments from certain third parties for financing of up to $25 million which is contingent on the achievement of certain performance metrics by Vapor. If the Merger is completed, Vapor is obligated to appoint two Vaporin designees (or replacement designees selected by Vaporin) to the Vapor board of directors and to include two Vaporin designees among its director candidates until December 31, 2015.

The Merger Agreement contains certain termination rights for both Vaporin and Vapor, including if the Merger is not consummated on or before May 14, 2015 (subject to extension by mutual agreement of the parties) and if the required approval of the applicable party’s shareholders is not obtained. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances (a “Triggering Event”), if the party causing the Triggering Event within 12 months thereafter enters into an agreement with respect to an acquisition proposal in which such party is to be acquired by a third party (or if certain similar events occur), the other party shall receive a termination fee of $500,000.

The foregoing description of the Merger Agreement is not a complete description of all of the parties’ rights and obligations under the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

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The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Vaporin or Vapor. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of that Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing matters as facts, and may be subject to standards of materiality that differ from those applicable to investors and security holders. Accordingly, investors should not rely on the representations, warranties, and covenants or any description thereof as characterizations of the actual state of facts or condition of Vaporin or Vapor or their respective businesses. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Vaporin and/or Vapor. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Vaporin and Vapor that each include in reports, statements, and other filings it makes with the SEC.

Also on December 17, 2014, Vaporin and Vapor executed a Limited Liability Company Agreement (the “LLC Agreement”) as the members of Emagine the Vape Stores, LLC, a Delaware limited liability company (“Emagine”). The LLC Agreement provides that Emagine is a manager-managed limited liability company and Vaporin will serve as the initial manager of Emagine and will manage the day-to-day operations of Emagine, subject to certain customary limitations on managerial actions that require the unanimous consent of the Vapor and Vaporin, including but not limited to making or guaranteeing loans, distributing cash or other property to the members of Emagine, entering into affiliate transactions, amending or modifying limited liability company organizational documents, and redeeming or repurchasing membership interests from any of the members.

Item 8.01 Other Events.

On December 18, 2014, Vaporin issued a press release announcing execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger among Vaporin, Inc. and Vapor Corp. dated December 17, 2014 (a schedule has been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of the schedule will be furnished supplementally to the SEC upon request).

10.1	Limited Liability Company Agreement - Emagine the Vape Stores, LLC

99.1	Press Release dated December 18, 2014

Additional Information and Where to Find It.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger and upon the execution of a definitive merger agreement, Vapor intends to file a Registration Statement on Form S-4 that will include a joint proxy statement of Vapor and Vaporin and a prospectus of Vapor with the Securities and Exchange Commission (the “SEC”). Both Vapor and Vaporin may file other documents with the SEC regarding the proposed transaction. If a definitive merger agreement is executed by the parties, a definitive joint proxy statement will be mailed to the shareholders of Vapor and Vaporin. Investors and security holders are advised to read the joint proxy statement/prospectus when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to the documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Vapor and Vaporin at the SEC’s website at www.sec.gov. These documents may be accessed and downloaded for free at Vapor’s website at www.vapor-corp.com or by directing a request to Harlan Press, Chief Financial Officer, Vapor Corp., at 3001 Griffin Road, Dania Beach, Florida 33312, telephone (888) 766-5351 or at www.vaporin.com or by directing a request to Jim Martin, Chief Financial Officer, Vaporin, Inc. at 4400 Biscayne Boulevard, Miami, Florida 33137, telephone (305) 576-9298.

Participants in the Solicitation.

This communication is not a solicitation of a proxy from any security holder of Vapor or Vaporin. However, Vapor and Vaporin, and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Vapor’s and Vaporin’s shareholders in respect of the proposed merger. Information regarding the directors and executive officers of Vapor may be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its Current Report on Form 8-K dated April 25, 2014, as filed with the SEC on April 28, 2014, both of which Reports can be obtained free of charge from Vapor’s website. Information regarding the directors and executive officers of Vaporin may be found in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K dated August 29, 2014, as filed with the SEC on September 5, 2014, both of which Reports can be obtained free of charge from Vaporin’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAPORIN, INC.

Date: December 18, 2014	By:	/s/ Scott Frohman
	Name:	Scott Frohman
	Title:	Chief Executive Officer

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